CARTER LEDYARD & MILBURN LLP
                                COUNSELORS AT LAW

                                                        701 8TH STREET, N.W.,
                                                              SUITE 410
   STEVEN J. GLUSBAND           2 WALL STREET         WASHINGTON, DC 20001-3893
         PARTNER           NEW YORK, NY 10005-2072          (202) 898-1515
            o                         o                           o
DIRECT DIAL: 212-238-8605    TEL (212) 732-3200          570 LEXINGTON AVENUE
E-MAIL: glusband@clm.com     FAX (212) 732-3232        NEW YORK, NY 10022-6856
                                                            (212) 371-2720

                                  July 30, 2007

Mark P. Shuman
Branch Chief-Legal
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

     RE:     LANOPTICS LTD.
             AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM F-3 FILED ON JULY 23, 2007
             FILE NO. 333-144251

Dear Mr. Shuman:

     Set forth below is the response of LanOptics Ltd. (the "Company") to the written comment of the Staff of the Securities and Exchange Commission, in a letter addressed to the Company dated July 27, 2007, with respect to Amendment No. 1 to Registration Statement on Form F-3 filed by the Company on July 23, 2007 (the "Registration Statement"). Concurrently with this letter, the Company is filing Amendment No. 2 to the Registration Statement.

     The paragraph below is numbered to correspond to your comment as set forth in your letter dated July 27, 2007. We have repeated your comment in italics and set forth our response in plain type below the relevant comment.

CAPITALIZATION AND INDEBTEDNESS. DAZE 12

     1. RULE 170 UNDER THE SECURITIES ACT OF 1933 PROHIBITS THE USE OF FINANCIAL STATEMENTS WHICH PURPORT TO GIVE EFFECT TO THE RECEIPT AND APPLICATION OF ANY PART OF THE PROCEEDS FROM THE SALE OF SECURITIES FOR CASH, UNLESS SUCH SECURITIES ARE TO BE OFFERED THROUGH UNDERWRITERS. PLEASE EXPLAIN YOUR USE OF THE "AS ADJUSTED" CAPITALIZATION TABLE, OR REMOVE THIS TABLE FROM YOUR BASE PROSPECTUS UNTIL SUCH TIME AS YOU ENGAGE IN AN UNDERWRITTEN OFFERING AS DESCRIBED IN RULE 170.

     RESPONSE

     We have revised the disclosure in response to the comment on page 12 of the prospectus under the Amendment.

     We trust that the foregoing is, and the Amendment filed herewith are, responsive to your concerns. Please feel free to contact me at (212) 238-8605 with any questions concerning this registration statement.

                                                     Sincerely,


                                                     Steven J. Glusband

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